

October 27, 2021

Gina Goetter
Chief Financial Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

> **Re: Harley-Davidson, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 23, 2021**
> **Form 8-K Furnished July 21, 2021**
> **File No. 001-09183**

Dear Ms. Goetter:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31 2020

Form 8-K furnished on July 21, 2021, page 3

1. Please tell us why you believe the adjustment for EU tariffs may be appropriate when considering Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretations on non-GAAP Financial Measures, or revise future filings and furnished information as necessary. In addition, please enhance your usefulness disclosure to provide a more substantive justification for how Adjusted Net Income provides useful information.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Patrick Quick